SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

FINAL SYNTHETIC SUMMARY VOTING MAP

Annual and Extraordinary General Meeting

Held on April 13, 2021[1]

Description of the Resolution	Vote	Number of Shares		(%) of the Capital Stock in Attendance	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
ANNUAL GENERAL MEETING
Examine, discuss and vote on Company’s Financial Statement, containing the Notes to Financial Statements, along with the Report and Opinion of the Independent Auditors and the Opinion of the Fiscal Council, for the fiscal year ended December 31, 2020.	Approve	446,492,737	-	64%	100.0%	0.0%
	Reject	-	-	0.0%	0.0%	0.0%
	Abstain	-	-	0.0%	0.0%	0.0%

[1] This voting map does not include matters that were not subject to resolution by this Annual and Extraordinary General Meeting

1

Examine, discuss and vote the Management Proposal and respective Management Account for the fiscal year ended December 31, 2020.	Approve	446,492,737	-	64%	100.0%	0.0%
	Reject	-	-	0.0%	0.0%	0.0%
	Abstain	-	-	0.0%	0.0%	0.0%
Resolve on the management proposal for allocation of the results in the fiscal year ended December 31, 2020.	Approve	446,492,737	-	64%	100.0%	0.0%
	Reject	-	-	0,0%	0.0%	0.0%
	Abstain	-	-	0,0%	0.0%	0.0%
Do you wish to request a separate election by minority shareholders holding common shares of a member of the Fiscal Council, pursuant to article 161, paragraph 4, "a", of the Corporate Law?[2]	Approve	-	-	0,0%	0.0%	0.0%
	Reject	-	-	0,0%	0.0%	0.0%
	Abstain	4,345,162	-	0,6%	1.0%	0.0%
Do you like to request a separate election by minority shareholders who hold preferred shares of a member of the Fiscal Council, pursuant to article 161, paragraph 4, "a", of the Corporate Law?	Approve	-	65,448,382	9.4%	0.0%	26.1%
	Reject	-	141,394	0.0%	0.0%	0.1%
	Abstain	-	289,044	0.0%	0.0%	0.1%

[2] Such item of the deliberation did not occur, reason why only the votes received by means of the Remote Voting Ballot were counted.

2

Election of candidates for the Fiscal Council by the separate vote referred to in article 161, paragraph 4, item “a” of the Corporate Law)	HELOÍSA BELOTTI BEDICKS (EFFECTIVE) / REGINALDO FERREIRA ALEXANDRE (ALTERNATE)	Approve	-	58,549,083	8.4%	0.0%	23.3%
		Reject	-	153,368	0.0%	0.0%	0.1%
		Abstain	-	237,172	0.0%	0.0%	0.1%
3

Election of the fiscal board (group of candidates)	ISMAEL CAMPOS DE ABREU (EFFECTIVE) / IVAN SILVA DUARTE (ALTERNATE) GILBERTO BRAGA (EFFECTIVE) / TATIANA MACEDO COSTA REGO TOURINHO (ALTERNATE) MARCILIO JOSE RIBEIRO JUNIOR (EFFECTIVE) / VIVIANA CARDOSO DE SÁ E FARIA (ALTERNATE) AMÓS DA SILVA CÂNCIO (EFFECTIVE) / PEDRO ALBUQUERQUE ZAPPA (ALTERNATE)	Approve	443,139,231	-	63.6%	99.2%	0.0%
		Reject	6	-	0.0%	0.0%	0.0%
		Abstain	3,353,500	-	0.5%	0.8%	0,0%
In case one of the candidates that compose the plate no longer integrates it to accommodate separate election that articles 161, paragraph 4, and 240 of the Brazilian Corporate Law deals with, can the votes corresponding to your shares continue to be conferred on the chosen plate?[3]		Approve	-	-	0.0%	0.0%	0.0%
		Reject	-	-	0.0%	0.0%	0.0%
		Abstain	4,345,162	-	0.6%	1.0%	0.0%

[3] Such item of the deliberation did not occur, reason why only the votes received by means of the Remote Voting Ballot were counted.

4

To resolve on the annual and global compensation of the administrators and members of the Company’s Fiscal Council pertaining to the fiscal year to be ended on December 31, 2021, in the total amount of R $ 72,478,883.96, referring to the annual and global remuneration of the Administrators, and the amount of R $ 1,020,637.80 referring to the remuneration of the members of the Fiscal Council.	Approve	446,492,731	-	64.0%	100.0%	0.0%
	Reject	6	-	0.0%	0.0%	0.0%
	Abstain	-	-	0.0%	0.0%	0.0%
EXTRAORDINARY GENERAL MEETING
5

To resolve on the replacement of an alternate member of the Company’s Board of Directors, appointed by the shareholders Novonor S.A. - Under judicial reorganization (formerly known as Odebrecht S.A.) and OSP Investimentos S.A. - Under judicial reorganization (“Novonor”) to complement a term of office, until the Annual General Meeting that will resolve on the financial statements for the fiscal year to end on December 31, 2021	LAURA MANIERO GADELHO (ALTERNATE)	Approve	443,107,837	-	63.6%	99.2%	0.0%
		Reject	-	-	0.0%	0.0%	0.0%
		Abstain	3,384,900	-	0.5%	0.8%	0.0%
To resolve upon the amendment and restatement of the Company’s Bylaws, according to the changes contained in the Management Proposal, to implement adjustments to matters under the authority of the Board of Directors.		Approve	443,139,237	-	63.6%	99.2%	0.0%
		Reject	-	-	0.0%	0.0%	0.0%
		Abstain	3,353,500	-	0.5%	0.8%	0.0%

(1) ON shares are common shares issued by the Company. It does not take into consideration Treasury Stock.

(2) PN Shares are preferred shares of class A and B issued by the Company, which have the right to vote only and exclusively for separate election of the Board of Directors, under the terms of article 141, paragraph 4, II” and paragraph 5 of Corporation Law, and the Fiscal Council, under the terms of article 161, paragraph 4, item "a", of Corporation Law.

6

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.